FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-108611

                                  $600,000,000

                               OMNICOM GROUP INC.
               Zero Coupon Zero Yield Convertible Notes Due 2033

                  PROSPECTUS SUPPLEMENT DATED DECEMBER 8, 2003
                      TO PROSPECTUS DATED NOVEMBER 5, 2003

      The selling securityholders table on pages 33-34 of the prospectus is hereby further amended to update the information to include the following entities as selling securityholders in the prospectus and to list their total respective amounts of Zero Coupon Zero Yield Convertible Notes due 2033:

                                                AGGREGATE
                                             PRINCIPAL AMOUNT                           COMMON            COMMON
                                               OF NOTES AT         PERCENTAGE           STOCK             STOCK
                                              MATURITY THAT         OF NOTES        OWNED PRIOR TO      REGISTERED
NAME                                           MAY BE SOLD         OUTSTANDING        CONVERSION         HEREBY(1)
----                                         ----------------      -----------      --------------      ----------
ADI Alternative Investments
  c/o Kallista Master Fund                     $11,500,000           1.92                   --           111,650
Advisory Convertible Arbitrage Fund (I) L.P.     1,000,000             *                    --             9,708
Akanthos Arbitrage Master Fund, L.P. (2)        12,500,000           2.08                   --           121,358
Canadian Imperial Holdings Inc. (3)             15,000,000           2.50                   --           145,630
Clinton Riverside Convertible
  Portfolio Limited (4)                          8,220,000           1.37                   --            79,805
Credit Lyonnais Securities (USA) Inc.            7,500,000           1.25                   --            72,815
Goldman Sachs & Co. (5)                         15,000,000           2.50               43,874           145,630
KBC Financial Products (Cayman Islands) Ltd.    20,000,000           3.33                   --           194,174
KBC Financial Products USA Inc.                  3,880,000             *                    --            37,669
Man Convertible Bond Master
  Fund, Ltd.                                     7,977,000           1.33                   --            77,446
ManMAC2 Limited                                  5,880,000             *                    --            57,087
Oppenheimer Convertible Securities Fund          4,000,000             *                    --            38,843
St. Thomas Trading, Ltd.                        14,023,000           2.34                   --           136,145
Teachers Insurance and Annuity Association
  of America (6)                                25,000,000           4.17                   --           242,717
Wachovia Capital Markets LLC                    15,000,000           2.50                   --           145,630

----------
*     Less than 1%

(1)   Assumes conversion of all the holder's notes at a conversion rate of
      9.7087 shares of common stock per $1,000 principal amount at maturity of the notes. However, this conversion rate will be subject to adjustment as described under "Description of the Notes -- Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) This selling securityholder was previously listed as holding 7,500,000 of notes. This information supercedes all prior information regarding Akanthos Arbitrage Master Fund, L.P.

(3) This selling securityholder was previously listed as holding 12,500,000 of notes. This information supercedes all prior information regarding Canadian Imperial Holdings Inc.

(4) This selling securityholder was previously listed as holding 6,845,000 of notes. This information supercedes all prior information regarding Clinton Riverside Convertible Portfolio Limited.

(5) Goldman Sachs & Co. was one of the initial purchasers of the notes. Additionally, Goldman Sachs & Co. owns $4,450,000 aggregate principal amount of Omnicom Group Inc.'s Liquid Yield Option Notes due 2031 and $2,228,000 aggregate principal amount of Omnicom Group Inc.'s Zero Coupon Zero Yield Convertible Notes due 2032. The 2031 Notes are convertible into 40,450 shares of Omnicom Group Inc.'s common stock and the 2032 Notes are convertible into 20,252 shares of Omnicom Group Inc.'s common stock. Goldman Sachs & Co. also holds options to purchase an additional 21,300 shares of Omnicom Group Inc.'s common stock.

(6) This selling securityholder was previously listed as holding $15,000,000 of the notes. This information supersedes all prior information regarding Teachers Insurance and Annuity Association of America.

      The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the notes and common stock may be known by certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change over time. Any changed information will be set forth in supplements of amendments to this prospectus.